A special meeting of the fund's shareholders was held on July 18, 2007. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 5

To approve a amended management contract that includes adding a performance adjustment component to the management fee for Fidelity Advisor Large Cap Fund, and giving the Trustees the authority to change the fund's performance adjustment index going forward, without a shareholder vote, subject to applicable law.

	# of Votes	% of Votes
Affirmative	790,661,834.60	93.799
Against	37,577,328.93	4.458
Abstain	14,690,986.82	1.743
TOTAL	842,930,150.35	100.000